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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

CLAIRE'S STORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17958407

(Cusip Number)

E. Bonnie Schaefer
Marla L. Schaefer
3 S.W. 129th Avenue
Pembroke Pines, Florida 33027
(954) 433-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17958407			Page 2 of 15

1.	Name of Reporting Person: Rowland Schaefer 2004 Irrevocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,821,932

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,821,932

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,821,932

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.9%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 17958407			Page 3 of 15

1.	Name of Reporting Person: RS Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,021,478

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,021,478

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,021,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 17958407			Page 4 of 15

1.	Name of Reporting Person: RS Family Limited Partnership No. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,272,621

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,272,621

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,272,621

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 17958407			Page 5 of 15

1.	Name of Reporting Person: 2000 Sylvia Schaefer Irrevocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 476,172

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 476,172

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 17958407			Page 6 of 15

1.	Name of Reporting Person: Rowland Schaefer 2003 Grantor Retained Annuity Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 538,754

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 538,754

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 538,754

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 17958407			Page 7 of 15

1.	Name of Reporting Person: Schaefer Family Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 38,939

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 38,939

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): 00

CLAIRE’S STORES, INC.

SCHEDULE 13D

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.05 per share (“Common Stock”), of Claire’s Stores, Inc., a Florida corporation (the “Issuer”), which has its principal executive offices at 3 S.W. 129th Avenue Pembroke Pines, Florida 33027.

Item 2. Identity and Background.

     (a) This statement is being filed by (i) Rowland Schaefer 2004 Irrevocable Trust (the “RS 2004 Trust”), (ii) RS Family Limited Partnership (“Partnership 1”), (iii) RS Family Limited Partnership No. 2 (“Partnership 2”), (iv) 2000 Sylvia Schaefer Irrevocable Trust (“SS Trust”), (v) Rowland Schaefer 2003 Grantor Retained Annuity Trust (“GRAT”), and (vi) Schaefer Family Holdings, Inc. (“SFHI,” and collectively with RS 2004 Trust, Partnership 1, Partnership 2, SS Trust and GRAT, the “Reporting Persons”). The SS Trust previously filed a Schedule 13D to report the direct and indirect ownership of certain of the shares held by the Reporting Persons.

     (b) E. Bonnie Schaefer and Marla L. Schaefer are Co-Chairmen and Co-Chief Executive Officers of the Issuer and the daughters of Rowland Schaefer and Sylvia Schaefer, the beneficiaries of the RS 2004 Trust and SS Trust. E. Bonnie Schaefer and Marla L. Schaefer are beneficiaries of the GRAT, and co-trustees of (i) the RS 2004 Trust, GRAT and SS Trust, and (ii) the controlling shareholders of SFHI, the general partner of Partnership 1 and Partnership 2.

     (c) The business address of each of the Reporting Persons is c/o Claire’s Stores, Inc., 3 S.W. 129th Avenue Pembroke Pines, Florida 33027.

     (d) The business and occupations of each of the Reporting Persons are: (i) the RS 2004 Trust was established for the benefit of Rowland Schaefer; (ii) Partnership 1 and Partnership 2 were established for the benefit of the Schaefer family, (iii) the SS Trust was established for the benefit of Sylvia Schaefer, (iv) the GRAT was established for the benefit of the Schaefer family, and (v) SFHI was established to be the general partner of Partnership 1 and Partnership 2.

     (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g) Each of the Reporting Persons is organized under the laws of the state of Florida.

Item 3. Source and Amount of Funds and Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     Effective December 13, 2004, Marla L. Schaefer (“M. Schaefer”) and E. Bonnie Schaefer (“B. Schaefer”), each the daughters of Rowland Schaefer and Sylvia Schafer, and Ira D. Kaplan (“Kaplan,” and together with M. Schaefer and B. Schaefer the “Co-trustees”) accepted positions as Co-trustees of the RS 2004 Trust, replacing Rowland Schaefer as sole trustee of the Trust. As Co-trustees, M. Schaefer and B. Schaefer together have one vote, and Kaplan has one vote with respect to decisions affecting the RS 2004 Trust. In the event of a “tie,” Northern Trust Bank of Florida, N.A. will act as the tie-breaking vote. Due to the multiple trustee arrangement of the Trust, and the nature of the role of Northern

Trust Bank, no Co-trustee maintains any form of “veto” power in the decision-making powers over the operations of the RS 2004 Trust, and therefore, none of the individual Co-trustees are deemed to have sole voting or investment power over the shares reported on this Schedule 13D. Each of the Co-trustees, and Northern Trust Bank, disclaims any beneficial ownership in the shares reported on this Schedule 13D, except, with respect to M. Schaefer and B. Schaefer, to the extent of their pecuniary interest therein. As a result of the change in trustee of the RS 2004 Trust, the Reporting Persons, as a group, became subject to the requirements of Section 13(d) of the Act.

     None of the Reporting Persons currently has any plans or proposals which relate to or would result in:

(a)	the acquisition or disposition of additional securities of the Issuer; provided, however, that the successor trustees, on behalf of the Trust, reserve the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any material change in the Issuer’s present business or corporate structure;

(g)	changes in the Issuer’s present charter, bylaws or similar instruments, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to those enumerated above.

     The Reporting Persons may, from to time, review or reconsider this position and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     All ownership percentages set forth herein assume there are 93,844,549 shares of the Issuer’s common stock outstanding, based on the Issuer’s Form 10-Q for the quarter ending October 30, 2004.

     The RS 2004 Trust beneficially owns 1,821,932 shares, which represents 1.9% of the total number of shares outstanding.

     The RS Family Limited Partnership beneficially owns 2,021,478 shares, which represents 2.2% of the total number of shares outstanding.

     The RS Family Limited Partnership No. 2 beneficially owns 1,272,621 shares, which represents 1.4% of the total number of shares outstanding.

     The 2000 Sylvia Schaefer Irrevocable Trust beneficially owns 476,172 shares, which represents 0.5% of the total number of shares outstanding.

     The Rowland Schaefer 2003 Grantor Retained Annuity Trust beneficially owns 538,754 shares, which represents 0.6% of the total number of shares outstanding.

     Schaefer Family Holdings, Inc. beneficially owns 38,939 shares, which represents 0.0% of the total number of shares outstanding.

     The Reporting Persons as a group beneficially own an aggregate of 6,169,896 shares (approximately 6.6% of the total number of shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1           Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2004

Rowland Schaefer 2004 Irrevocable Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

RS Family Limited Partnership By: Schaefer Family Holdings, Inc., its general partner
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President

RS Family Limited Partnership No. 2 By: Schaefer Family Holdings, Inc., its general partner
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President

2000 Sylvia Schaefer Irrevocable Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

Rowland Schaefer 2003 Grantor Retained Annuity Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

Schaefer Family Holdings, Inc.
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D, dated December 20, 2004. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 20th day of December, 2004.

     Date: December 22, 2004.

Rowland Schaefer 2004 Irrevocable Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

RS Family Limited Partnership By: Schaefer Family Holdings, Inc., its general partner
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President

RS Family Limited Partnership No. 2 By: Schaefer Family Holdings, Inc., its general partner
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President

2000 Sylvia Schaefer Irrevocable Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

Rowland Schaefer 2003 Grantor Retained Annuity Trust
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer
Co-Trustee

By:	/s/ Marla L. Schaefer
Marla L. Schaefer
Co-Trustee

Schaefer Family Holdings, Inc.
By:	/s/ E. Bonnie Schaefer
E. Bonnie Schaefer, Co-President

By:	/s/ Marla L. Schaefer
Marla L. Schaefer, Co-President